UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2023

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

3 Hanechoshet St.
Tel Aviv, Israel 6971068
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On February 22, 2022, Jeffs’ Brands Ltd. (the “Company”) issued a press release titled “Jeffs’ Brands Entered Into Non-Binding Letter of Intent with SuperBuzz for Developing ChatGPT and AI-Based Software for Amazon’s Advertisement Platform,” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

The first three paragraphs and the section titled “Forward-Looking Statements” in the press release attached hereto as Exhibit 99.1 are incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-269119) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Jeffs’ Brands Ltd dated February 22, 2023, titled “Jeffs’ Brands Entered Into Non-Binding Letter of Intent with SuperBuzz for Developing ChatGPT and AI-Based Software for Amazon’s Advertisement Platform.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: February 22, 2023	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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